BAT Industries

BRITISH AMERICAN TOBACCO

news release

www.bat.com



05006224

22 February 2005

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board of British American Tobacco announces that Sir Nicholas (Nick) Scheele is joining the Board as a Non-Executive Director, with effect from 28 February 2005.

Sir Nick, who is 61, recently retired as President and Chief Operating Officer of Ford Motor Company. He had a long and distinguished career with Ford, during which time he held a number of significant positions including Chairman of Ford Europe, Chairman and CEO of Jaguar Cars Limited and President of Ford of Mexico. He is also Chancellor of Warwick University.

Welcoming him to the Board, Jan du Plessis, Chairman of British American Tobacco, said: "Nick's extensive international experience will be immensely beneficial to the Board and I really look forward to the contribution he will undoubtedly make."

ENQUIRIES

British American Tobacco Press Office
David Betteridge, Teresa La Thangue and Emily Brand
+44 (0) 20 7845 2888

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SEC MAIL PROCESSING
RECEIVED
MAR 2005